CUSIP No. 36150G 10 6	13D	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GBS Enterprises Incorporated

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

36150G 10 6

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973) 635-4710

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 36150G 10 6	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS

Stephen D. Baksa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

1,410,000
	8.	SHARED VOTING POWER

300,000
	9.	SOLE DISPOSITIVE POWER

1,410,000
	10.	SHARED DISPOSITIVE POWER

300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,710,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.28%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 36150G 10 6	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

As reported by the Issuer on Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012, on March 1, 2012, the Reporting Person was elected to serve as a member of the Board of Directors of the Issuer until the next annual stockholders meeting or until his successor is duly elected and qualified. The Reporting Person is filing this Schedule 13D to reflect his election to the Board. The Reporting Person has not acquired or disposed of any securities of the Issuer since the transactions last reported by the Reporting Person in his Schedule 13G/A (Amendment No. 1) filed with the Commission on January 30, 2012.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of GBS Enterprises Incorporated, a Nevada corporation (OTCBB: GBSX) (the “Issuer”).  The principal executive offices of the Issuer are located at 585 Molly Lane, Woodstock, GA 30189.

Item 2.	Identity and Background

This statement is being filed by Stephen D. Baksa (“Baksa” or the “Reporting Person”), a United States citizen. His residence address is 2 Woods Lane, Chatham, NJ 07928.

Baksa’s principal occupation or employment is as an advisor/consultant to The Vertical Group, a private equity and venture capital firm focused on the fields of medical technology and biotechnology.  The address of The Vertical Group is 25 DeForest Avenue, Summit, NJ 07901.

During the last five years, Baksa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has used his personal funds to acquire the securities of the Issuer reported in this Schedule 13D.

In March 2011, the Issuer consummated a private placement offering (the “Offering”) pursuant to Rule 506 of Regulation D and Regulation S under the Securities Act of 1933, as amended, of an aggregate of 6,044,000 Units at a purchase price of $1.25 per Unit, for gross proceeds of $7,555,000. Each Unit was comprised of one share of Common Stock and one three-year Warrant to purchase one share of Common Stock at an exercise price of $1.50 per share.

In the Offering, the Reporting Person purchased an aggregate of 700,000 Units for total purchase price of $875,000. On November 29, 2011, the Reporting Person exercised the 700,000 Warrants included in the Units for an aggregate exercise price of $1,050.000. Of the 700,000 shares of Common Stock issued pursuant to the Reporting Person’s exercise of such Warrants, the Reporting Person transferred an aggregate of 300,000 shares of Common Stock to two trusts for the benefit of the Reporting Person’s adult children. The Reporting Person is a co-trustee of such trusts and, therefore, may be deemed to be the beneficial owner of such shares for purposes of this report. However, the Reporting Person disclaims beneficial ownership of all 300,000 shares held by such trusts.

Item 4.	Purpose of Transaction

The Reporting Person notes that he is a Director of the Issuer, but the purpose of the acquisition of securities of the Issuer was investment. The Reporting Person does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. If any changes do occur, the Reporting Person will file an amended Schedule 13D.

CUSIP No. 36150G 10 6	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Baksa beneficially owns 1,710,000 shares of the Issuer’s Common Stock, consisting of (i) 1,410,000 shares of Common Stock held directly and (ii) 300,000 shares of outstanding Common Stock indirectly held as co-trustee of two trusts for his adult children. The Reporting Person’s share ownership represents approximately 6.28% of the issued and outstanding shares of Common Stock of the Issuer, based on 27,247,958 shares of Common Stock of the Issuer outstanding on March 1, 2012.

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	1,410,000

Shared Power to or to Direct the Vote:	300,000

Sole Power to Dispose or to Direct the Disposition of:	1,410,000

Shared Power to Dispose or to Direct the Disposition of:	300,000

(c)	Transactions in the securities effected during the past sixty days: None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Baksa and the Issuer entered into a director engagement letter agreement, dated February 23, 2012 (the “Director Agreement”), pursuant to which the Issuer has agreed to grant Baksa and other outside directors, for service on the Board, on an annual basis, 25,000 stock options under the Issuer’s Stock Option Plan (the “Plan”), which annual options would vest upon issuance until the third anniversary of the date of grant, subject to continuation of service and the terms and conditions of the Plan.   The Director Agreement has been filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012 and incorporated by reference herein.

Except for the Director Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Baksa and any other person.

Item 7.	Materials to be Filed as Exhibits

Exhibit:	Description:
99.1*	Offer Letter, dated February 24, 2012, between the Issuer and Stephen D. Baksa

*Filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012 and incorporated by reference herein.

CUSIP No. 36150G 10 6	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2012	/s/ Stephen D. Baksa
Stephen D. Baksa

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).